Filed Pursuant to Rule 433

Registration Statement No. 333-212372

Pricing Term Sheet

FIDELITY NATIONAL INFORMATION SERVICES, INC.

Pricing Term Sheet

$750,000,000 2.250% Senior Notes due 2021 (“2021 Notes”)

$1,250,000,000 3.000% Senior Notes due 2026 (“2026 Notes”)

$500,000,000 4.500% Senior Notes due 2046 (“2046 Notes”)

The information in this pricing term sheet supplements the Issuer’s Preliminary Prospectus Supplement, dated August 11, 2016, and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information contained therein. The pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Financial information presented in the Preliminary Prospectus Supplement or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This pricing term sheet should be read together with the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying Prospectus dated July 1, 2016 before making a decision in connection with an investment in the securities. Capitalized terms used in this pricing term sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	Fidelity National Information Services, Inc.

Expected Ratings (Moody’s/S&P/Fitch)*:	[Reserved]

Principal Amount:	2021 Notes: $750,000,000 2026 Notes: $1,250,000,000 2046 Notes: $500,000,000

Coupon:	2021 Notes: 2.250% 2026 Notes: 3.000% 2046 Notes: 4.500%

Trade Date:	August 11, 2016

Settlement Date:	T+3; August 16, 2016

Maturity Date:	2021 Notes: August 15, 2021 2026 Notes: August 15, 2026 2046 Notes: August 15, 2046

Price to Public:	2021 Notes: 99.986% of principal amount 2026 Notes: 98.891% of principal amount 2046 Notes: 98.430% of principal amount

Yield to Maturity:	2021 Notes: 2.253% 2026 Notes: 3.130% 2046 Notes: 4.597%

Spread to Benchmark Treasury:	2021 Notes: T + 110 basis points 2026 Notes: T + 155 basis points 2046 Notes: T + 230 basis points

Benchmark Treasury:	2021 Notes: UST 1.125% due July 31, 2021 2026 Notes: UST 1.625% due May 15, 2026 2046 Notes: UST 2.500% due February 15, 2046

Benchmark Treasury Price and Yield:	2021 Notes: 99-27 3⁄4; 1.153% 2026 Notes: 100-13; 1.580% 2046 Notes: 104-11; 2.297%

Underwriting Discount:	2021 Notes: 0.600% 2026 Notes: 0.650% 2046 Notes: 0.875%

Interest Payment Dates:	February 15 and August 15, commencing February 15, 2017

Record Dates:	February 1 and August 1 of each year

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Optional Redemption:

2021 Notes: At any time prior to the Par Call Date at a discount rate of Treasury plus 20 basis points

2026 Notes: At any time prior to the Par Call Date at a discount rate of Treasury plus 25 basis points

2046 Notes: At any time prior to the Par Call Date at a discount rate of Treasury plus 35 basis points

Notwithstanding the foregoing, if the 2021 Notes are redeemed on or after July 15, 2021 (the date that is one month prior to their maturity date), the 2026 Notes are redeemed on or after May 15, 2026 (the date that is three months prior to their maturity date) or the 2046 Notes are redeemed on or after February 15, 2046 (the date that is six months prior to their maturity date), the 2021 Notes, the 2026 Notes and the 2046 Notes, respectively, will be redeemed at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the date of redemption. July 15, 2021, May 15, 2026 and February 15, 2046 are the Par Call Dates in respect of the 2021 Notes, the 2026 Notes and the 2046 Notes, respectively.

Use of Proceeds:	We expect the net proceeds from this offering to be approximately $2,461,182,500. We intend to use the net proceeds from this offering to repay all of the approximately $2.2 billion principal amount outstanding as of August 10, 2016 on our revolving credit facility (together with accrued interest thereon), with the remaining proceeds to be used for general corporate purposes.

CUSIP:	2021 Notes: 31620MAS5 2026 Notes: 31620MAT3 2046 Notes: 31620MAU0

ISIN:	2021 Notes: US31620MAS52 2026 Notes: US31620MAT36 2046 Notes: US31620MAU09

Joint Book-Running Managers:

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

MUFG Securities Americas Inc.

U.S. Bancorp Investments, Inc.

HSBC Securities (USA) Inc.

Merrill Lynch, Pierce, Fenner & Smith

 Incorporated

Wells Fargo Securities, LLC

Co-Managers:	Barclays Capital Inc. Credit Agricole Securities (USA) Inc. Lloyds Securities Inc. PNC Capital Markets LLC SunTrust Robinson Humphrey, Inc. SMBC Nikko Securities America, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by contacting Citigroup Global Markets Inc. at (800) 831-9146 or by e-mailing prospectus@citi.com, J.P. Morgan Securities LLC collect at (212) 834-4533, MUFG Securities Americas Inc. at (212) 405-7440 or by emailing Prospectus@us.sc.mufg.jp and U.S. Bancorp Investments, Inc. at (877) 558-2607.

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